

January 27, 2026

Mike Maggard
Chief Executive Officer
Oceanhawk Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

> **Re: Oceanhawk Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2025**
> **CIK No. 0002090787**

Dear Mike Maggard:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Douglas Lionberger